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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               (AMENDMENT NO. 4)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         AND ASSIGNEE INTERESTS THEREIN
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                               ----------------

                                  GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 440-4800

  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             MICHAEL H. KERR, P.C.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                (312) 861-2094

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

  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership"), on July 3, 1996, as previously amended by Amendment No. 1 filed on July 12, 1996, Amendment No. 2 filed on July 24, 1996 and Amendment No. 3 filed on July 30, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement, as previously amended.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Item 5 of the Statement is amended to add the following information:

  The Partnership has retained D. F. King & Co., Inc. to act as Information Agent for the Partnership in connection with the Offers. The Partnership will pay D. F. King & Co., Inc. reasonable and customary compensation for its services, plus reimbursement for certain reasonable out-of-pocket expenses.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Statement is amended to add the following Exhibits:

      EXHIBIT
      NUMBER                             DESCRIPTION
      -------                            -----------
     (b)(1)    Notice of Withdrawal of Previously Tendered Units
               (Raleigh Offer)

     (b)(2)    Notice of Withdrawal of Previously Tendered Units
               (Walton Offer)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Arvida/JMB Partners, L.P.

                                        By: Arvida/JMB Managers, Inc.,
                                           ----------------------------------
                                           General Partner of the Partnership

                                        By: /s/ Judd D. Malkin
                                           ----------------------------------
                                           Name: Judd D. Malkin
                                           Title: Chairman

Dated: July 30, 1996

                                 EXHIBIT INDEX

  EXHIBIT                                                                PAGE
  NUMBER                           DESCRIPTION                           NO.
  -------                          -----------                           ----
 (b)(1)    Notice of Withdrawal of Previously Tendered Units
           (Raleigh Offer)
 (b)(2)    Notice of Withdrawal of Previously Tendered Units
           (Walton Offer)


                                                                  Exhibit (b)(1)

                             NOTICE OF WITHDRAWAL
                                      OF
                           PREVIOUSLY TENDERED UNITS
                                      OF
                           ARVIDA/JMB PARTNERS L.P.

                          TO:  THE HERMAN GROUP, INC.

                          By Hand/Overnight Delivery
                            THE HERMAN GROUP, INC.
                                  26th Floor
                            2121 San Jacinto Street
                           Dallas, Texas  75221-9602
                          By Facsimile (214) 999-9348
                      Confirm by telephone (800) 992-6146


Gentlemen:

          The following units (the "Units") of Arvida/JMB Partners, L.P. (the "Partnership") previously tendered to Raleigh Capital Associates, L.P. are hereby withdrawn. A failure to complete the Section "Number of Units Tendered" shall be deemed to indicate the intent of the undersigned that all Units tendered to Raleigh Capital Associates, L.P. are hereby withdrawn.


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                                   DESCRIPTION OF UNIT(S) WITHDRAWN
                                       SIGNATURES OF UNITHOLDERS

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All registered Unitholder(s) must sign exactly as name(s) appear(s) on the Partnership records.  See
Instruction 3.
- -----------------------------------------------------------------------------------------------------------
_____________________________________________
(Print Name(s))

_____________________________________________                    Number of
                                                                 Units Tendered:____________

_____________________________________________                    Dated:_____________________
(Signature(s))

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

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If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 3.
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Name(s) and
Capacity:______________________________________________________________________

Address:_______________________________________________________________________

City, State:_________________________________________Zip Code:_________________

Area Code and Tel. No.________________________________________________
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                       (See Instructions on third page)
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                              SIGNATURE GUARANTEE

(To be completed only if signatures were guaranteed on original Letter of Transmittal)
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Name and Address of Eligible Institution:______________________________________

_______________________________________________________________________________

Authorized Signature:______________________________________________

Title:_____________________________________________________________

Name:________________________________________________  Date: _____________, 1996
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                                      -2-

                                 INSTRUCTIONS
                                 ------------


          1. DELIVERY OF NOTICE OF WITHDRAWAL. If withdrawing Units previously tendered pursuant to the Raleigh Offer to Purchase, please complete, execute, detach and send the attached "Notice of Withdrawal of Previously Tendered Units" of Arvida/JMB Partners, L.P. ("Notice of Withdrawal"), to The Herman Group. The Herman Group must receive the Notice of Withdrawal prior to 12:00 midnight, New York City time, on August 1, 1996, unless further extended. Receipt of the facsimile transmission of the Notice of Withdrawal should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

          2. INADEQUATE SPACE. If the space provided in the Notice of Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

          3. SIGNATURE ON NOTICE OF WITHDRAWAL. The Notice of Withdrawal must be signed, as applicable, by the person(s) who signed the Letter of Transmittal related to the Raleigh Offer, in the same manner as such Letter of Transmittal was signed. The signatures must correspond exactly with the name(s) as they appear on the Partnership records. If any Units tendered pursuant to the Raleigh Offer are registered in the names of two or more joint holders, all such holders must sign, as applicable, the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or others acting in a fiduciary capacity, such persons should so indicate when signing and must submit proper evidence of their authority to act.

          4. GUARANTEE OF SIGNATURES. If the signature was guaranteed on the Letter of Transmittal, then it must be guaranteed on the Notice of Withdrawal.

                                                                 Exhibit  (b)(2)

                              NOTICE OF WITHDRAWAL
                                       OF
                           PREVIOUSLY TENDERED UNITS
                                       OF
                            ARVIDA/JMB PARTNERS L.P.

                         TO:  TRUST COMPANY OF AMERICA

                           By Hand/Overnight Delivery
                            TRUST COMPANY OF AMERICA
                           7103 South Revere Parkway
                              Englewood, CO  80112
                          By Facsimile (303) 705-6171
                      Confirm by telephone (800) 797-6812


Gentlemen:

          The following units (the "Units") of Arvida/JMB Partners, L.P. (the "Partnership") previously tendered to Walton Street Capital Acquisition Co. III, L.L.C. are hereby withdrawn. A failure to complete the Section "Number of Units Tendered" shall be deemed to indicate the intent of the undersigned that all Units tendered to Walton Street Capital Acquisition Co. III, L.L.C. are hereby withdrawn.



                                   DESCRIPTION OF UNIT(S) WITHDRAWN AND
                                         SIGNATURES OF UNITHOLDERS
- -----------------------------------------------------------------------------------------------------------
All registered Unitholder(s) must sign exactly as name(s) appear(s) on the Partnership records.  See
Instruction 3.
- -----------------------------------------------------------------------------------------------------------
_____________________________________________
(Print Name(s))

_____________________________________________                    Number of
                                                                 Units Tendered:____________

_____________________________________________                    Dated:_____________________
(Signature(s))

_____________________________________________

- --------------------------------------------------------------------------------
If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 3.
- --------------------------------------------------------------------------------

Name(s) and
Capacity:______________________________________________________________________

Address:_______________________________________________________________________

City, State:_________________________________________Zip Code:_________________

Area Code and Tel. No.________________________________________________
- --------------------------------------------------------------------------------
                       (See Instructions on third page)
- --------------------------------------------------------------------------------
                              SIGNATURE GUARANTEE

(To be completed only if signatures were guaranteed on original Letter of Transmittal)
- --------------------------------------------------------------------------------

Name and Address of Eligible Institution:______________________________________

_______________________________________________________________________________

Authorized Signature:______________________________________________

Title:_____________________________________________________________

Name:________________________________________________  Date: _____________, 1996
- --------------------------------------------------------------------------------

                                 INSTRUCTIONS
                                 ------------


          1. DELIVERY OF NOTICE OF WITHDRAWAL. If withdrawing Units previously tendered pursuant to the Walton Offer to Purchase, please complete, execute, detach and send the attached "Notice of Withdrawal of Previously Tendered Units" of Arvida/JMB Partners, L.P. ("Notice of Withdrawal"), to Trust Company of America, which must be received prior to 12:00 midnight, New York City time, on August 1, 1996, unless further extended. Receipt of the facsimile transmission of the Notice of Withdrawal should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

          2. INADEQUATE SPACE. If the space provided in the Notice of Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

          3. SIGNATURE ON NOTICE OF WITHDRAWAL. The Notice of Withdrawal must be signed, as applicable, by the person(s) who signed the Letter of Acceptance related to the Walton Offer, in the same manner as such Letter of Acceptance was signed. The signatures must correspond exactly with the name(s) as they appear on the Partnership records. If any Units tendered pursuant to the Walton Offer are registered in the names of two or more joint holders, all such holders must sign, as applicable, the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or others acting in a fiduciary capacity, such persons should so indicate when signing and must submit proper evidence of their authority to act.

          4. GUARANTEE OF SIGNATURES. If the signature was guaranteed on the Letter of Transmittal, then it must be guaranteed on the Notice of Withdrawal.

                                      -3-